BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

June 3, 2014

VIA EDGAR

Patrick Gilmore, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed March 28, 2014
File No. 000-51469

Dear Mr. Gilmore and Ms. Kindelan:

This letter sets forth the Company’s response to the comments contained in the letter dated May 21, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Operating Results, page 74

1.	We note in your response to prior comment 1 you state that you no longer use the number of daily active users but instead use the percentage of mobile revenue in your consolidated revenue as your primary metric to monitor and manage the performance of your mobile offerings. However as noted in the prior comment, you communicate the number of activated users on your apps on your earnings call dated February 27, 2014. We further note that in your earnings call on April 24, 2014 you state the number of daily active mobile search users in the first quarter of 2014 as compared to previous quarters and you do not state the percentage of mobile revenue in your consolidated revenue for that period, which you noted in your response is your primary metric to monitor and manage mobile offerings. Please further explain to us why you discuss the number of activated users or daily active users for mobile in your earnings calls but you do not believe it is meaningful to make such disclosures in your Form 20-F.

The Company respectfully advises the Staff that in its response to the Staff’s prior comment, the Company meant that with the development of its mobile offerings over the past year, the Company came to believe that the mobile revenue is the ultimate and primary metric for monitoring and assessing the overall performance of its mobile offerings, whereas the Company may adjust the operating metrics it uses to monitor the performance of mobile business depending on the different stage of development of the mobile offerings. The number of daily active users for mobile search is an operating metric that the Company uses to track the performance of mobile search at the current stage, but may cease to be so with the further development of the Company’s mobile offerings in the future.

In response to the Staff’s comment, the Company will include the number of daily active users for Baidu mobile search in its future Form 20-F filings if the Company continues to use the number of daily active users for Baidu mobile search to track the performance of its mobile offerings at the time. As the mobile market evolves rapidly and the Company’s mobile offerings develop further, the Company may look at different key metrics to assess and manage its mobile offerings, and cease using the number of daily active users for Baidu mobile search to track its mobile performance in the future. The Company will consider providing disclosures of the relevant metrics in its future Form 20-F fillings when appropriate.

2.	Also, we note your disclosure that mobile revenue exceeded 20% of your total revenue for the fourth quarter of 2013 on page 40. Please tell us your consideration for incorporating this information here as part of your operating results in future filings as you believe this is the primary metric to monitor and manage the performance of your mobile offerings.

In response to the Staff’s comment, the Company proposes to disclose the percentage of mobile revenue in its consolidated total revenues under “Item 5. Operating and Financial Review and Prospects—Operating Results” in its future Form 20-F filings.

*            *             *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
KC Yau, Partner, Ernst & Young Hua Ming LLP

3